Exhibit 4.10

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY […***…], HAS BEEN OMITTED BECAUSE ASLAN PHARMACEUTICALS PTE LTD. HAS DETERMINED THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO ASLAN PHARMACEUTICALS PTE LTD. IF PUBLICLY DISCLOSED.

LICENCE AGREEMENT

FOR VARLITINIB (ASLAN001)

BETWEEN

ASLAN Pharmaceuticals Pte Ltd

AND

BioGenetics Co., Ltd.

Dated: 27th February 2019

THIS AGREEMENT is made on 27th February 2019

BETWEEN:-

(1)

ASLAN PHARMACEUTICALS PTE. LTD. (“ASLAN”), incorporated and registered in Singapore with company number 201007695N, having its principal offices at 83 Clemenceau Avenue, #12-03 UE Square, Singapore 239920; and

(2)	BIOGENETICS CO., LTD. (“BIOGENETICS”), a Republic of Korea corporation having its principal offices at 11th Liveplex Tower, 702 Eonju-ro, Gangnam-gu, Seoul, Republic of Korea.

WHEREAS:-

A.ASLAN owns, and has a master licence from Array BioPharma Inc. for, certain intellectual property rights and know-how with respect to that certain chemical compound designated by ASLAN as ASLAN001, and believes that ASLAN001 has the potential to become a therapeutic drug with significant commercial potential.

B.ASLAN desires to find a partner capable of realizing promptly the therapeutic and commercial potential of Products in the Territory and within the Field (terms as defined below).

C.BIOGENETICS possesses pharmaceutical development capabilities, and desires to collaborate with ASLAN to develop the therapeutic and commercial potential of Products in the Territory.

D.Now, therefore, in consideration of the premises and mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1.	The definitions and rules of interpretation in this Section apply in this Agreement:

"Affiliate" shall mean, with respect to a legal entity, any corporation or other entity which directly or indirectly Controls, is Controlled by or is under common Control with, such entity.

“Array Head Licence Agreement” shall mean a licence agreement between ASLAN and Array BioPharma Inc. originally dated 13th July 2011 and re-entered into in amended form on 3rd January 2018 which grants exclusive worldwide rights over ASLAN001 to ASLAN.

“ASLAN001” shall mean the synthetic chemical entity described in Schedule 1 hereto, with the generic name of varlitinib and Improvements thereto made during the Term of this Agreement.

“ASLAN In-Licensed Know-How” means all results, data, know-how, compounds, processes, discoveries, formulations, materials, inventions, techniques or proprietary confidential information which:

(a)	are necessary for manufacturing, applying for and obtaining marketing authorisations or licences in respect of, marketing or selling Products; and

(b)	are licensed to ASLAN pursuant to the Array Head Licence Agreement in respect of which, and to the extent that, ASLAN is entitled to grant a sub-licence of such know-how.

“ASLAN In-Licensed Patents” means patents and patent applications listed in Schedule 2 part (i) licensed to ASLAN at the date of the Agreement pursuant to the Array Head Licence Agreement, to the extent that ASLAN is entitled to grant sub-licences of the same, and to the extent that they relate to the Commercialization of Products, to the extent that ASLAN is entitled to grant sub-licences of the same.

"ASLAN Know-How" shall mean all results, data, know-how, compounds, processes, discoveries, formulations, materials, inventions, techniques or proprietary confidential information which:

(a)are necessary for researching, developing, manufacturing, applying for and obtaining marketing authorisations or licences in respect of, marketing or selling Products; and

(b)	are owned or Controlled by ASLAN as at the date of this Agreement.

"ASLAN Patents" shall mean the patents and patent applications owned or Controlled by ASLAN relating to ASLAN001 and listed in Schedule 2 parts (i) and (ii), and any other patents and patent applications relating to Products Controlled by ASLAN from time to time during the Licence Period covering the Territory.

“Business Day” means a day that is not a Saturday, Sunday or public holiday in Singapore or the Republic of Korea.

“Claim” means, in relation to a person, a demand, claim, action or proceeding made or brought by or against the person, however arising.

“Commercialize” means use, apply for or obtain marketing authorizations or licences, import, sell, have sold, promote, market or distribute, and, if agreed in accordance with Section 4.2, manufacture, have manufactured, make and have made; and "Commercialization" shall be construed accordingly;

"Commercially Reasonable Efforts" shall mean the carrying out of obligations or tasks in a reasonable, good faith, and diligent manner consistent with efforts and resources as commonly used by a company with experience and expertise in the development and commercialization of pharmaceutical products, in such a company’s ordinary course of business, for a pharmaceutical product at a similar stage of research and development, and having similar market potential to the Product, taking into account, without limitation, issues of safety, efficacy, product profile, status of the Product, the development costs, the regulatory environment, and other scientific factors, market conditions then prevailing, including competitive environment, profitability, the competitiveness of alternative products that are or are expected to be in the relevant marketplace, and other similar factors.

“Competing Product” means any product which is intended to be used for the treatment of the same disease indications as Products (now or in the future) by means of an agent that directly binds to and inhibits the activity of (i) tyrosine kinase receptor or (ii) EGFR, Her-2 (ErbB-2) receptor, Her-3 (ErbB-3) receptor, Her-4 (ErbB-4) receptor and/or any heterodimer combination of the Her receptor family.

“Confidential Information” has the meaning given to it in Section 10.1.

"Control," "Controls," "Controlled" or "Controlling" shall mean:

(a)

in relation to a legal entity, the possession, directly or indirectly, of more than 50% of the issued shares in that entity or the power to direct, or cause the direction of, the management or policies of that entity, whether through the ownership of voting securities, by contract or otherwise; and;

(b)

in relation to Intellectual Property, possession of the ability to grant the licences or sub-licences as provided herein without violating the terms of any agreement or other arrangements with any Third Party.

"Effective Date" shall mean 27th February 2019.

"Field" shall mean all human and animal therapeutic, diagnostic and prophylactic uses.

“First Commercial Sale” means the first commercial sale of a Product in the relevant indication in the Field in the Territory by BIOGENETICS, or its Affiliates.  Sales for clinical study purposes, “early access programs” or similar uses shall not constitute a First Commercial Sale.  In addition, sales of a Product between BIOGENETICS and its Affiliates shall not constitute a First Commercial Sale.

“Improvement” means any improvement, development, modification or enhancement of the ASLAN Patents, the ASLAN Know-How or the Licensed Technology, whether patentable or not.

"Intellectual Property" (or "IP") shall mean any patents, rights to inventions, registered designs, copyright and related rights, database rights, design rights, topography rights, trade marks, service marks, trade names and domain names, trade secrets, confidential information, rights in unpatented know-how, and any other intellectual or industrial property rights of any nature including all applications (or rights to apply) for, and renewals or extensions of such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the world.

“Generic Product” means with respect to the Product, a pharmaceutical product (a) containing ASLAN001 (b) that has obtained MFDS approval in the Territory solely by means of a procedure for establishing equivalence to the Product; and (c) that is legally marketed in such country by or under authority of an entity other than BIOGENETICS or its Affiliates.

“Liabilities” means Claims, losses, liabilities, costs, expenses or damage of any kind and however arising, including investigative costs, court costs, legal fees, penalties, fines and interest and amounts paid in settlement.

“Licence Period” shall mean the period commencing on the Effective Date and, unless terminated earlier pursuant to the terms of this Agreement, expiring on the tenth (10th) anniversary of the date of First Commercial Sale, subject to Section 11.2.

“Licensed Know-How” means the ASLAN Know-How, the ASLAN In-Licensed Know How and ASLAN’s interest in any Improvements which are not patented.

“Licensed Patents” means the ASLAN Patents, and the ASLAN In-Licensed Patents.

"Licensed Technology" shall mean the Licensed Patents and the Licensed Know-How, including any right, title and interest in any Improvements assigned to ASLAN pursuant to Section 7.11.

“Licensing Revenue” shall mean all gross revenue that BIOGENETICS receives from a Third Party in connection with the Commercialization of the Licensed Technology.

“Material Safety Risk” means, in a Party’s reasonable belief, there is an unacceptable risk a Product will cause harm in humans (according to the regulatory or ethical practices in the Territory) based upon: (i) pre-clinical safety data, including data from animal toxicology studies; or (ii) the observation of serious adverse effects in humans after that Product has been administered to or taken by humans, such as during a clinical trial or after the launch of such Product.

"MFDS" shall mean the Korean Ministry of Food and Drug Safety (formerly known as the Korea Food & Drug Administration).

"Net Sales Proceeds" shall mean in respect of direct sales to Third Parties by BIOGENETICS and its Affiliates in the Territory, the gross invoice price charged from time to time by BIOGENETICS or by its Affiliates, together with all upfront payments, milestones payments, or advances, as the case may be (referred to herein as the "Selling Party"), for all Products sold or supplied by the Selling Party, in arm's length sales or supplies to Third Parties less deductions allowed to the Third Party customer by the Selling Party, to the extent actually taken by the Third Party customer, on such sales for:

•	trade, quantity, and cash discounts (including to wholesalers) consistent with usual industry practice in the Territory
•

credits, rebates and chargebacks (including those to managed-care entities and government agencies), and allowances or credits to customers on account of rejection or returns (including, but not limited to, wholesaler and retailer returns);

•	freight, postage and duties, and transportation charges specifically relating to Product, including handling and insurance thereto; and
•

sales (such as VAT or its equivalent) and excise taxes, other consumption taxes, customs duties and compulsory payments to governmental authorities and any other governmental charges imposed upon the sale of such Product to Third Parties;

In the event of supplies to Third Parties for non-cash or nil consideration, the gross invoice price charged from time to time by the Selling Party shall be deemed to have been charged for such supply, and prices shall be calculated and payable on the basis set out in Section 5.

Sales among the Selling Party and its Affiliates shall be excluded from the computation of Net Sales Proceeds.

"NHIP" shall mean the National Health Insurance Price in the Territory for the Product as determined and approved from time to time by the relative government authorities.

“Party” shall mean a party to this Agreement.

"Product" shall mean, unless otherwise defined, any pharmaceutical or medicinal item, substance, formulation or dosage for human use containing ASLAN001 as an active ingredient.

“Regulatory Filings” means, with respect to Products, any submission to MFDS or any other regulatory body in the Territory with authority to grant marketing approvals for Products, of any regulatory application together with any material related correspondence and documentation and shall include, without limitation, any submission to a regulatory advisory board, marketing authorization application and any supplement or amendment thereto.  For the avoidance of doubt, Regulatory Filings shall include any IND, MAA or the equivalent in the Territory.

"Territory" shall mean the Republic of Korea.

"Third Party" shall mean any entity other than ASLAN, BIOGENETICS or any Affiliate of ASLAN or BIOGENETICS.

1.2.	Section, Schedule and paragraph headings shall not affect the interpretation of this Agreement.

1.3.	The Schedules form part of this Agreement and shall have effect as if set out in full in the body of this agreement and any reference to this Agreement includes the Schedules.

1.4.	Unless the context otherwise requires, words in the singular include the plural and in the plural include the singular.

1.5.	Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.

1.6.	Writing or written includes faxes.

1.7.	Any words following the terms ‘including’, ‘include’, ‘in particular’ or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.8.	A ”person” includes a natural person, corporate or unincorporated body (whether or not having separate legal personality), partnership, joint venture and a government or statutory body or authority.

1.9.	If a word is defined or phrase is defined, its other grammatical forms have the corresponding meaning.

1.10.	No rule of construction will apply to a provision to the disadvantage of a Party merely because that Party proposed the provision or would otherwise benefit from it.

2.	LICENCE GRANT
2.1.

Subject to the terms of this Agreement, ASLAN hereby grants to BIOGENETICS an exclusive, even as to ASLAN, license under ASLAN’s rights in the Licensed Technology to Commercialize and, if agreed in accordance with Section 4.2, manufacture Products in the Territory in the Field. To make it clear, ASLAN shall not distribute the Products nor grant to Third Party any license to Commercialize the Products in the Territory during the Licence Period of this Agreement.

2.2.	All rights granted in this Agreement by ASLAN to BIOGENETICS shall be exercised in the Territory, during the Licence Period and in accordance with the terms and conditions set out in this Agreement.

2.3.

For the avoidance of doubt, ASLAN shall retain all rights to the Licensed Technology other than the commercial and (subject to Section 4.2) manufacturing rights granted to BIOGENETICS under Section 2.1.

2.4.

During the Licence Period and for one (1) year thereafter, neither BIOGENETICS, nor any of its Affiliates, will conduct, participate in, or fund, directly or indirectly, either alone or with a Third Party, the development, manufacture or commercialization of a Competing Product, or conduct a drug discovery or other research program the goal of which is to identify Competing Products (“Competing Products Development”); provided however, BIOGENETICS may participate in the Competing Products Development during the Licence Period with the prior written approval of ASLAN.

2.5.

None of the rights under this Agreement may be sub-licensed or sub- contracted by BIOGENETICS unless ASLAN’s prior written consent has been obtained; provided however, either Party may assign, transfer, sub-license or sub-contract to any of its Affiliates.

3.	DILIGENCE

3.1.

BIOGENETICS and/or its Affiliates shall use Commercially Reasonable Efforts to (i) obtain marketing approvals for Products in the Territory, and (ii) Commercialize Products in the Territory after receipt of such marketing approvals.

3.2.

BIOGENETICS’s activities under Section 3.1 shall be performed by BIOGENETICS at its sole risk and responsibility, cost and expense, and in compliance with all applicable laws and regulatory requirements, including without limitation GCP, GLP and GMP. Therefore, BIOGENETICS assumes full responsibility for any loss or damage derived from the conduct and performance of this Agreement and shall be responsible for any such Claims resulting from such activities except to the extent that such loss or damage arises out of or results from, directly or indirectly, breach of any term of this Agreement, negligence, or wilful misconduct of ASLAN.

3.3.

Information and Reports.  BIOGENETICS shall keep ASLAN informed regarding the ongoing Commercialization of Products through reasonably detailed reports to be provided to ASLAN on a semi-annual basis, together with, if requested by ASLAN, face to face meetings or telephone conferences to discuss the same during ordinary business hours of BIOGENETICS.  Such semi-annual reports shall include summaries of all material activities (including regulatory activities) and results with respect to the Products in the Territory.  ASLAN shall keep BIOGENETICS informed regarding the ongoing development status of Products including but not limited to any clinical trial studies, registration status and price information in other countries except for the Territory through reasonably detailed reports to be provided to BIOGENETICS on a semi-annual basis, together with, if requested by BIOGENETICS, face to face meetings or telephone conferences to discuss the same during ordinary business hours of ASLAN. Notwithstanding the foregoing, and for the purposes of Section 5.2:

(a)	ASLAN shall promptly (and in any event within 30 days) inform BIOGENETICS of the occurrence of FDA approval for the first indication for a Product; and
(b)	BIOGENETICS shall promptly (and in any event within 30 days) inform ASLAN of the occurrence of the other events relating to Products triggering milestone payments set out in Section 5.2.

3.4.

Responsibility for regulatory interactions. BIOGENETICS shall be responsible for the preparation and filing of any and all Regulatory Filings. ASLAN shall use Commercially Reasonable Efforts to provide BIOGENETICS with appropriate documents and data required, and general cooperation, to enable the dossiers and other documentation required for MFDS submissions and other Regulatory Filings to be completed.  All such Regulatory Filings will be filed in BIOGENETICS’ name and/or on its behalf. BIOGENETICS shall promptly notify ASLAN of all Regulatory Filings submitted or received by BIOGENETICS or its Affiliates with respect to Products, and upon ASLAN’s request, shall provide to ASLAN one paper copy or electronic file of all such regulatory Filings.  Additionally, BIOGENETICS will upon ASLAN’s request, to the extent reasonably required to confirm BIOGENETICS’ compliance with its obligations hereunder, provide ASLAN with reasonable additional information and data generated by or on behalf of BIOGENETICS in such semi-annual period, it being understood that ASLAN shall keep such information and data in strict confidence. Notwithstanding the foregoing, prior to any application for determination of NHIP for Products, BIOGENETICS and ASLAN shall discuss the range of target pricing to seek in such application, including a lowest acceptable price, and ASLAN’s prior approval (not to be unreasonably withheld or delayed) shall be obtained before such application is made.   Any formal acceptance by BIOGENETICS of a NHIP price proposed by the relative government authorities which is lower than the lowest acceptable price agreed with ASLAN beforehand, shall require prior discussion with ASLAN and ASLAN’s prior approval, which shall not be unreasonably withheld or delayed.

3.5.

The Parties shall establish procedures for the exchange and reporting of all adverse events related to the Product, which shall be governed by a Pharmacovigilance & Safety Exchange Agreement, to be entered into in due course.

4.	MANUFACTURE & SUPPLY

4.1

ASLAN agrees to provide clinical drug supplies to BIOGENETICS required for Regulatory Filings by or on behalf of BIOGENETICS and for Commercialisation of Products, pursuant to a separate manufacturing and supply agreement to be negotiated in good faith by the Parties and which the Parties shall use Commercially Reasonable Efforts to enter into no later than 30th June 2020.

4.2

Notwithstanding the foregoing, that if BIOGENETICS wishes to manufacture by itself or have manufactured by a third party the Products during the Licence Period under this Agreement, ASLAN agrees to engage in good faith discussions, using Commercially Reasonable Efforts, to negotiate and execute a manufacturing licence conferring such rights on BIOGENETICS.

5.	PAYMENTS TO ASLAN

5.1

Initial Payment.  In consideration of the licenses and rights granted to BIOGENETICS hereunder, BIOGENETICS shall pay to ASLAN an initial payment of two million USD (US $2,000,000) (“the Initial Payment”), to be paid no later than fifteen (15) days of ASLAN’s invoice for the same, which may be issued to BIOGENETICS any time from mutual signature of this Agreement.  The Initial Payment shall consist of (i) an upfront licence fee component, and (b) a reimbursement component, to cover ASLAN’s costs associated with the development of the Product in the Territory up to the Effective Date.  The Parties shall work in good faith to agree the relative allocation of the different components of the Initial Payment in writing as soon as possible after the Effective Date [and in any event no later than 31st March 2019].  The Parties acknowledge that BIOGENETICS may be required to pay Korean withholding tax (“WHT”) at a rate of […***…] percent ([…***…] %) on all or part of the Initial Payment, depending on the agreed allocation and the WHT treatment in Korea of the different components, but that as of the Effective Date this issue has not been finally determined between the Parties.   Accordingly BIOGENETICS shall be entitled to retain fifty per cent (50%) of the estimated maximum potential WHT charge on the Initial Payment, that is, the sum of […***…] USD ($[…***…]) (“the WHT Retention”) to cover potential WHT liability. If a suitably qualified tax expert agreeable to both Parties determines that a sum exceeding the WHT Retention is required to be paid by BIOGENETICS to the Korean National Tax Service (the “WHT Balance”), then ASLAN undertakes, upon BIOGENETICS’s request, to remit the whole of the WHT Balance to BIOGENETICS no later than 5th April 2019.  On the other hand, if a suitably qualified tax expert agreeable to both Parties determines that a sum less than the WHT Retention is required to be paid by BIOGENETICS to the Korean National Tax Service, then BIOGENETICS undertakes, upon ASLAN’s request, to remit to ASLAN, no later than 5th April 2019, the whole or whatever portion of the WHT Retention is not required to be paid to the Korean National Tax Service.

5.2	Development Milestones. Upon achieving certain development milestones as set out below, BIOGENETICS will make one-time milestone payments to ASLAN:

Event	Payment
First indication - FDA approval:	USD$[…***…] ([…***…] dollars)
First indication - MFDS approval:	USD$[…***…] ([…***…] dollars)
First indication - NHIP price listing in the Territory:	USD$[…***…] ([…***…] dollars)
Second indication - First Commercial Sale	USD$[…***…] ([…***…] dollars)
Third indication - First Commercial Sale	USD$[…***…] ([…***…] dollars)

The provisions of Section 6 shall apply in respect of ASLAN’s obligation to keep records and accounts in respect of ASLAN001 development costs and BIOGENETICS’s right of audit, mutatis mutandis.

5.3	Sales Milestones. Upon achieving certain sales milestones as set out below, BIOGENETICS will make one-time milestone payments to ASLAN:

Event	Payment
Annual Net Sales in Territory exceed $[…***…] ([…***…] US dollars):	USD$[…***…] ([…***…] dollars)
Annual Net Sales in Territory exceed $[…***…] ([…***…] US dollars):	USD$[…***…] ([…***…] dollars)
Annual Net Sales in Territory exceed $[…***…] ([…***…] US dollars):	USD$[…***…] ([…***…] dollars)
Annual Net Sales in Territory exceed $[…***…] ([…***…] US dollars):	USD$[…***…] ([…***…] dollars)
Annual Net Sales in Territory exceed $[…***…] ([…***…] US dollars):	USD$[…***…] ([…***…] dollars)
Annual Net Sales in Territory exceed $[…***…] ([…***…] US dollars):	USD$[…***…] ([…***…] dollars)

Where the Product is approved in different indications, Net Sales for the different indications for that drug shall be aggregated for the purposes of calculating whether Net Sales during any calendar year have reached milestones as set out above.

5.3A	Royalties. Royalties shall be paid by BIOGENETICS to ASLAN in accordance with this Section 5.3 on Net Sales of the Products in the Territory in the Field, as follows:

For Net Sales up to the equivalent of US$[…***…] ([…***…] US dollars) during any particular calendar year:	[…***…]% ([…***…] percent) on Net Sales
For Net Sales above the equivalent of US$[…***…] ([…***…] US dollars) and up to US$[…***…] ([…***…] US dollars) during any particular calendar year	[…***…]% ([…***…] percent) on Net Sales
For Net Sales above the equivalent of US$[…***…] ([…***…] US dollars) during any particular calendar year	[…***…]% ([…***…] percent) on Net Sales

5.4	Payments to ASLAN shall be on a quarterly basis and in US dollars and shall be made within thirty (30) days following the applicable calendar quarter.

5.5

Taxes. BIOGENETICS agrees to pay to ASLAN the full amount of all payments stated in this Agreement without deductions, subject to compliance with applicable laws.  For the avoidance of doubt, ASLAN shall bear ultimate liability for any tax or duties arising as a result of such payments (whether in Singapore, the Territory or otherwise). In the event that BIOGENETICS is required to withhold any taxes on amounts payable to ASLAN in accordance with applicable laws, each Party agrees to provide the other with reasonable assistance including provision of any tax forms, evidence of taxes withheld and such other information as may be reasonably necessary in order for the paying Party not to withhold tax, to withhold tax at a reduced rate under an applicable bilateral income tax treaty or for ASLAN to reclaim withheld tax.

5.6	Statement. At the time of each quarterly payment in accordance with Section 5.4, BIOGENETICS shall provide ASLAN with a statement specifying:

5.6.1	the nature of and amount of the payment received that contributes to Licensing Revenue (including copies of any notifications, reports or statements from any Third Party relating to the contribution);

5.6.2	the calculation of Licensing Revenue based on such payment including details and amount of any deductions made in calculating such revenue;

5.6.3	details of any exchange rates used to convert any currencies;

5.6.4	details of the Net Sales for the period of the statement; and

5.6.5	a statement of the amount of payment due to ASLAN in respect of such Licensing Revenue;

5.6.6

upon receipt of such statement, ASLAN may issue an invoice to BIOGENETICS for such amount. Within 30 days of receipt of such invoice, BIOGENETICS must remit payment to ASLAN to a bank account nominated by ASLAN

5.6.7

in respect of the fourth quarter of each calendar year, where there has been over- or under-payment to ASLAN over the previous calendar year based on the rates applicable for Net Sales in each calendar year, an explanation of any relevant adjustments (up or down) in the payment for that fourth quarter.

5.7	Royalty Term. Royalties payable under this Section 5 shall be paid on a Product-by-Product basis with respect to Net Sales made during the Licence Period.

5.8

Generics.   From the time that the Licensed Patents have expired and one or more Third Parties is selling a Generic Product in the Territory, then as from the next quarter year the royalty applicable under Section 5.3 shall be discounted by […***…] per cent ([…***…]) %.

5.9

Interest.  Where ASLAN does not receive payment of any sum required on or before the day on which such payment is due, BIOGENETICS shall pay ASLAN interest on the past due amount as follows: interest shall accrue thereafter on the sum due and owing to ASLAN at the lesser of seven percent (7%) over the LIBOR rate for a three month deposit in US dollars on the last Business Day of the previous calendar month, or the maximum amount allowed by law, with interest to accrue on a day to day basis without prejudice to ASLAN’s right to receive payment on the due date.

5.10	Economic Viability. If any of the following apply:

(a)	sales of Generic Products in the Territory result in an erosion of 60% or more of the price of Products in the Territory from the price at First Commercial Sale;
(b)

fluctuations in the exchange rate between the South Korean won and US dollar for a continuous period of more than two (2) months, resulting in a differential of higher than twenty per cent (20%) in comparison to the exchange rate in force on the date of signature of this Agreement; or

(c)

the official Korean reimbursement price for a Product as determined from time to time by the respective governmental authority shows dramatic change (that is to say, at the end of any two month period there has been a more than 10% aggregate increase or decrease), the Parties shall meet together either face to face or by telephone conference to discuss how to proceed, including without limitation adjusting NHIP with the consent of both Parties..

5.11	Array Head Licence Agreement. BIOGENETICS will take all reasonable steps to assist ASLAN in ensuring that it complies with its obligations under the Array Head Licence Agreement.

6.	RECORDS AND ACCOUNTS

6.1.

BIOGENETICS must keep complete and accurate records of all matters connected with the Commercialization of Products and must also keep proper accounts in relation to Licensing Revenue and other payments payable to ASLAN under this Agreement containing all data necessary for the calculation of the amounts payable to ASLAN pursuant to this Agreement. BIOGENETICS must keep those records and books of account for five (5) years following the end of the year to which they relate.

6.2.

Not more than once in any twelve (12) month period, BIOGENETICS must permit during business hours an independent accountant nominated by ASLAN to inspect the records and accounts maintained under Section 6.1 for the purpose of verifying their accuracy with a prior notice of ten (10) Business Days, and confirming whether all payments payable to ASLAN under this Agreement have been properly calculated and paid by BIOGENETICS.

6.3.

BIOGENETICS must provide to the accountant such assistance as is reasonably required by that person in order to verify the accuracy of those records and accounts and confirm whether all payments payable to ASLAN under this Agreement have been properly calculated and paid by BIOGENETICS.

6.4.

If ASLAN’s inspection reveals that any monies are outstanding then BIOGENETICS must, within 30 days after receiving notice of the amount due, pay ASLAN the outstanding amount. If the inspection reveals there was an overpayment then the amount of the overpayment may be credited against future payments due to ASLAN under this Agreement.

6.5.

ASLAN shall bear the cost of the independent accountant appointed under this Section 6 except if the inspection reveals that any monies are outstanding by more than 5%, in which case BIOGENETICS must pay ASLAN’s reasonable inspection costs.

7.	INTELLECTUAL PROPERTY

Patent Prosecution

7.1.

ASLAN shall have the right to control the preparation, filing, prosecution and maintenance of all the ASLAN Patents.   ASLAN shall give BIOGENETICS an opportunity to review and comment on the text of each patent application for the Territory within the ASLAN Patents, as well as any other material submissions related to the ASLAN Patents in the Territory before filing, and shall supply BIOGENETICS with a copy of such patent application as filed, together with notice of its filing date and serial number. BIOGENETICS has a right to make reasonable recommendations in relation to the filing, prosecution, maintenance, enforcement and defence of the ASLAN Patents in the Territory and ASLAN shall accept BIOGENETICS’ recommendations, in good faith, unless such recommendations would adversely affect the ASLAN Patents in the Territory.

7.2.

BIOGENETICS shall reimburse ASLAN for the amounts paid to Third Parties by ASLAN in connection with the filing, prosecution and maintenance of the ASLAN Patents in the Territory as from the Effective Date, including without limitation, amounts paid by ASLAN as filing and maintenance fees, translation fees and amounts paid to outside patent counsel and foreign associates (“Patent Costs”).  ASLAN shall provide BIOGENETICS with an invoice for Patent Costs on a monthly basis, and payment shall be due within thirty (30) days thereafter.

7.3.

If ASLAN, in its sole discretion, which discretion shall not be exercised unreasonably, decides to abandon the preparation, filing, prosecution or maintenance of any patent or patent application in the ASLAN Patents in the Territory, then ASLAN shall notify BIOGENETICS in writing thereof at least ninety(90) days prior to any due date that requires action to avoid loss of rights in connection with the applicable patent and/or patent application, and following the date of such notice BIOGENETICS shall have the right, at its cost, to prosecute and maintain such patents and patent applications in ASLAN’s name, provided that BIOGENETICS shall give ASLAN an opportunity to review and comment on the text of each patent application or other material submissions related to the ASLAN Patents before filing, and shall supply ASLAN with a copy of such patent application as filed, together with notice of its filing date and serial number.

Enforcement

7.4.

In the event that either Party becomes aware of actual or threatened infringement of any ASLAN Patents in the Territory by the manufacture or sale or use of a Product or competing product in the Field (“Infringing Product”), it shall provide the other Party with the available evidence, if any, of such infringement.

7.5.

ASLAN, at its sole expense, shall have the initial right to initiate and control any enforcement of the ASLAN Patents in the Territory with respect to an Infringing Product or to defend any declaratory judgments seeking to invalidate or hold the ASLAN Patents unenforceable (each, an “Enforcement Action”), in each case in ASLAN’s own name and, if necessary for standing purposes, in the name of BIOGENETICS or its nominee and shall protect, in good faith, the interests of BIOGENETICS in taking such enforcement action.  If ASLAN does not, within one hundred twenty (120) days of receipt of notice from BIOGENETICS, take significant steps to abate the infringement or file suit to enforce the ASLAN Patents against at least one infringing party in the Territory, BIOGENETICS shall have the right to take whatever action it deems appropriate, acting in good faith and reasonably, to enforce the ASLAN Patents.  To make it clear of the responsibilities on the costs and expenses for the afore-mentioned enforcement action taken by BIOGENETICS, ASLAN shall fully reimburse the reasonable costs and expenses incurred to BIOGENETICS unless BIOGENETICS has breached the terms and conditions of this Agreement. The Party controlling any such enforcement action shall not settle the action or otherwise consent to an adverse judgment in such action that diminishes the rights or interests of the non-controlling Party (including in the case of BIOGENETICS, entering into any settlement admitting the invalidity of, or otherwise impairing, the ASLAN Patents) without the prior written consent of the other Party.  All monies recovered upon the final judgment or settlement of any such suit to enforce the ASLAN Patents shall be shared, after reimbursement of expenses, as follows: (i) in the event that ASLAN brought the claim, suit or action, any remaining amount shall be shared eighty percent (80%) to ASLAN, 20% to BIOGENETICS , and (ii) in the event that BIOGENETICS brought the claim, suit or action, any remaining amount shall be retained by BIOGENETICS.

7.6.

In any suit to enforce and/or defend the ASLAN Patents pursuant to this Section 7, the Party not in control of such suit (a) shall, at the request and expense of the controlling Party, (b) reasonably cooperate and, to the extent possible, have its employees testify when requested and make available relevant records, papers, information, samples, specimens, and the like, and (c) further agrees to be named in and consents to join in any suit, action, or proceeding as a party to the suit, action, or proceeding to the extent necessary to establish standing in the suit, action, or proceeding.

7.7.

If a Third Party asserts that a patent or other right owned by it is infringed by the manufacture, use, marketing, sale or importation of any Product, the Party becoming aware of such a matter shall immediately notify the other of it. ASLAN shall have the right to initiate, prosecute, defend and control legal action (whether by suit, proceedings, counter-claim, oppositions, customs procedure or otherwise) in respect of any such assertion. BIOGENETICS shall have the right actively to co-operate and join with ASLAN in any legal action if (acting in good faith and reasonably) it considers it necessary or desirable, and ASLAN shall have the right to have BIOGENETICS and/or its nominee joined as a passive party to any legal action if necessary, and in either circumstance each party shall reasonably co-operate with the other in regard to the same. All costs and expenses (including attorneys' fees) of any legal action brought in accordance with this Section 7.7 shall be borne by ASLAN, provided that where ASLAN is bearing BIOGENETICS’s costs and expenses (including attorneys' fees) if BIOGENETICS actively elects to be joined as a party to such action (as above), these shall be reasonable. Any monetary recovery in connection with legal action shall be applied first to reimburse ASLAN for its out-of-pocket costs and expenses (including management time and reasonable attorneys' fees) incurred in connection with any legal action. The remainder shall be split between the Parties in proportion to the relative degree of their active involvement in connection with the action, but if the Parties, acting in good faith, cannot agree such relative proportions, then on the basis of 50% to BIOGENETICS and 50% to ASLAN.

7.8.

Patent Marking.  BIOGENETICS agrees to mark and have its Affiliates mark all patented Products they sell or distribute pursuant to this Agreement in accordance with the applicable patent statutes or regulations in the Territory.

7.9.

Patent Term Extensions.  The Parties will reasonably discuss patent term adjustment, patent term extension, supplemental patent protection or related extension of rights with respect to ASLAN Patents in the Territory.  To the extent permitted by applicable law, ASLAN shall apply for and pursue any such adjustment, extension or protection as directed by BIOGENETICS, at BIOGENETICS’ cost.

7.10.

Improvements by ASLAN.  If any Improvements are made by ASLAN or its Third Party collaborators during the Licence Period, the Parties acknowledge that ASLAN will own such Improvements and the Intellectual Property therein. ASLAN will promptly disclose such Improvements to BIOGENETICS and they will form part of the Licensed Technology licensed hereunder.

7.11.

Improvements by BIOGENETICS. All rights, title and interest in any Improvements made by or on behalf of BIOGENETICS or its Affiliates during the Licence Period shall be owned by ASLAN; and BIOGENETICS hereby assigns all of its rights, title and interest in and to such Improvements to ASLAN and agrees to do all such other acts as appropriate to allow ASLAN to perfect such rights, title and interest. BIOGENETICS will promptly disclose such BIOGENETICS Improvements to ASLAN if they are necessary or useful to the development or Commercialization of Products.

8.	WARRANTIES

8.1.	Each of the Parties warrants that:

8.1.1

it has full power and authority to enter into and observe the obligations under this Agreement and, for the avoidance of doubt ASLAN warrants that the Licensed Patents and the Licensed Know-how are either owned or Controlled by it;

8.1.2

to the best of its actual knowledge as at the Effective Date, its entry into and performance under the terms of this Agreement will not infringe the rights of any Third Party or cause it to be in breach of any obligations to a Third Party;

8.1.3	all information, data and materials provided by it to the other pursuant to this Agreement will be, to the best of its knowledge and belief, accurate and complete in all material respects.

8.2.	ASLAN warrants that, to the best of its actual knowledge as at the Effective Date:

8.2.1	the exercise by BIOGENETICS of the licence rights granted to BIOGENETICS under Section 2 does not infringe the rights of any Third Party and any terms and conditions of Array Head Licence Agreement;
8.2.2

no Third Party has threatened or, so far as it is aware, is currently threatening proceedings in respect of infringement of any the Licensed Patents and the Licensed Know-how, and none of the same is the subject of any actual or, so far as it is aware, threatened challenge, opposition or revocation proceedings.

8.3.

Any condition, warranty or other term which is not expressly set out in this Agreement which might otherwise be implied or incorporated into this Agreement, whether by statute, common law or otherwise, is, insofar as it is lawful to do so, hereby excluded.

8.4.

Compliance with Law. Each Party covenants to the other that it will comply with all applicable laws as amended, in carrying out its obligations pursuant to this Agreement. Each Party covenants to the other that it and any sub-contractor legitimately appointed by it currently holds or at the relevant time will hold any and all consents, approvals, orders or authorizations necessary to comply with its obligations under this Agreement.

8.5.

Disclaimers.   Without prejudice to ASLAN's warranties set out in Sections 8.1 and 8.2, BIOGENETICS acknowledges that ASLAN licences the Licensed Technology “as is”, that is, without any warranty of any kind, express or implied, including, without limitation, warranty of its accuracy or completeness, of merchantability, fitness for a particular purpose (including but not limited to manufacture the Product or conduct the development), commercial value, and without any warranty of any kind, express or implied, of the inexistence of adverse effects, of the safety or other quality, efficiency, stability, characteristics or usefulness of, or merchantability, or fitness for a particular purpose of any Product.

9.	LIABILITY
9.1.

BIOGENETICS Indemnities. BIOGENETICS shall indemnify, keep indemnified and hold harmless ASLAN, its Affiliates and their directors, officers and employees (“ASLAN Indemnitees”) from and against all Liabilities incurred in connection with any Third Party claim arising out of or resulting from:

9.1.1	breach of any term of this Agreement by BIOGENETICS, or its Affiliates, contractors or sub-licensees;
9.1.2	the negligence, recklessness or wilful misconduct of BIOGENETICS, its Affiliates or its contractors or sub-licensees;
9.1.3	the Commercialization of Products by BIOGENETICS or its Affiliates, sub-licensees or contractors or any end-use of such Products in a manner and for a purpose authorised by any of them,

except to the extent that the Liabilities arise out of or result from, directly or indirectly, breach of any term of this Agreement, negligence, or wilful misconduct of any ASLAN Indemnitees.

9.2.

ASLAN Indemnities. ASLAN shall indemnify, keep indemnified and hold harmless BIOGENETICS and its Affiliates, directors, officers and employees (“BIOGENETICS Indemnitees”) from and against all Liabilities incurred in connection with any Third Party claim arising out of or resulting from:

9.2.1	breach of any term of this Agreement by ASLAN, or its Affiliates, contractors or sub-licensees;
9.2.2	the negligence, recklessness or wilful misconduct of ASLAN or its Affiliates or contractors in the performance of its obligations under this Agreement,

except to the extent that the Liabilities arise out of or result from, directly or indirectly, breach of any term of this Agreement, negligence, or wilful misconduct of any BIOGENETICS Indemnitees.

9.3.	It is a condition of indemnification under this Agreement that:

9.3.1

the indemnified Party gives written notice to the indemnifying Party of the Claim in respect of which indemnification is sought promptly on becoming aware of it and does not at any time admit liability or otherwise attempt to settle or compromise such Claim without the indemnifying Party’s prior written consent;

9.3.2

the indemnifying Party shall, at its cost, have sole conduct of the defence or compromise of any such Claim and as between the indemnifying Party and the indemnified Party shall have the sole right to any costs and damages awarded as a result of any such Claim; and

9.3.3

the indemnified Party provides the indemnifying Party such assistance and co-operation as it shall reasonably require, at the indemnifying Party’s reasonable cost, in respect of the conduct of such defence or compromise.

9.4.

Insurance. During the Licence Period, each Party, at its own expense, shall maintain product liability and other appropriate insurance or self-insure in an amount consistent with industry standards to a reasonably adequate level, and upon request each Party shall provide proof of such coverage to the other Party.

9.5.

Excluded Liabilities. Subject to this Section 9.5, the Parties agree that with respect to any claim by one Party against the other arising out of the performance or failure of performance of the other Party under this Agreement, a Party shall be liable to the other Party for direct damages only and shall not be liable for any indirect or consequential loss or damage whatsoever arising under or in relation to the Agreement whether arising from breach of contract (including under any indemnity), misrepresentation (whether tortuous or statutory), tort (including negligence), breach of statutory duty, strict liability including but not limited to loss of profits, loss of business, loss of goodwill or similar loss, regardless of whether arising from warranty, strict liability or otherwise or any other legal theory howsoever arising, even if that Party was aware of the possibility that such loss or damage might be incurred by the other, except as a result of a Party’s wilful misconduct. Nothing in this Section 9.5 is intended to limit or restrict the rights or obligations of either Party under Section 8 [Warranties] or to limit a Party’s liability in respect of wilful misconduct.

10.	CONFIDENTIALITY

10.1.

Confidentiality; Exceptions. In this Agreement, “Confidential Information” means any information and materials disclosed or made available to one Party by or on behalf of the other Party in connection with this Agreement, whether disclosed in writing, orally or by any other means and regardless of the date it was disclosed, except to the extent that it can be established by the receiving Party that such Confidential Information:

10.1.1	is in the lawful knowledge or possession of the receiving Party prior to the time it was disclosed to, or learned by, the receiving Party;
10.1.2	is developed independently by the receiving Party by an employee with no knowledge of the disclosure;
10.1.3	was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;
10.1.4	became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement; or
10.1.5	is disclosed to the receiving Party, other than under an obligation of confidentiality, by a Third Party who has the lawful power to disclose such information to the receiving Party.

Confidential Information shall be deemed to include the terms of this Agreement.

10.2.	Authorized Use and Disclosure. Except as expressly provided otherwise in this Agreement or on receiving the prior written consent of the other Party, each Party:

10.2.1	must keep the Confidential Information of the other Party confidential;
10.2.2	must not use any Confidential Information of the other Party except as reasonably necessary in carrying out its obligations, or exercising its rights, under this Agreement (“Permitted Purpose”);
10.2.3	may only disclose any Confidential Information of the other Party as follows:
(i)

to its Affiliates, directors, employees, permitted sub- licensees, consultants and advisors (and the directors, employees, consultants and advisors of its Affiliates) (“Representatives”) to the extent necessary for the Permitted Purpose provided that the Party must ensure that any such Representative complies with the obligations of confidence and non-use set out in this Agreement;

(ii)	the terms of this Agreement may be disclosed to its legal and financial advisors, who must be bound by similar obligations of confidentiality as contained in this Agreement;

(iii)

if required to be disclosed to a competent authority in accordance with applicable laws, regulations or stock exchange rules (as applicable), in which case the disclosing Party shall promptly notify the other Party of such disclosure requirement to enable the other Party to seek a protective order or other form of confidential treatment for the Confidential Information, and shall thereafter disclose only that portion of the Confidential Information which is required to be disclosed in order to comply;

(iv)

with ASLAN’s prior written consent (not to be unreasonably withheld), BIOGENETICS may disclose ASLAN’s Confidential Information to potential investors, or acquirers, on a need to know basis, and who must be bound by similar obligations of confidentiality as contained in this Agreement;

(v)	BIOGENETICS may disclose IP of ASLAN to the extent such disclosure is reasonably necessary in prosecuting or defending litigation,, or conducting preclinical or clinical trials.

10.3.	Term of confidentiality. The obligations of confidentiality set out in this Section 10 apply from the Effective Date until five (5) years after the expiration or termination of this Agreement.

10.4.	Specific enforcement. Each Party acknowledges that:

10.4.1	the value of the other Party’s Confidential Information, which includes any jointly owned Confidential Information, is unique and difficult to assess in monetary terms;
10.4.2

a breach by it of any of its obligations of confidentiality under this Agreement may irreparably harm the Party disclosing such Confidential Information, and damages may not be an adequate remedy for any such breach; and

10.4.3

therefore, if it actually breaches or threatens to breach the confidentiality obligations set forth in this Agreement, the Party whose Confidential Information is the subject of such breach, or who is affected by such breach, may seek to enforce this Agreement by way of injunctive relief or specific performance as a remedy (in addition to any other available relief) without proof of actual or special damage.

10.5.

Publications.  ASLAN and BIOGENETICS agree not to issue any press releases or public announcements concerning the terms of this Agreement if the other Party (or its Affiliates or products) is named therein (directly or by referencing items such as logotypes, corporate image, commercial brands, or trademarks) or such release or announcement discloses Confidential Information of the other Party or discloses information which will or may (assessed reasonably) cause harm to the commercial value or reputation of the other’s products containing the Compound (and to ensure that their respective Affiliates do not do so) without the prior written consent of the other Party, subject to Section 10.2.3 (iii).  The Party interested in issuing the publication shall submit the proposal to the other Party, who shall have at least seven (7) Business Days for review, except as required by a governmental authority and applicable Law, including disclosure required by any securities exchange; provided that following agreement upon the content of such disclosure, subsequent releases which do not materially depart from such agreed content may be made without prior written consent from the other Party.

11.	TERM AND TERMINATION

11.1.

Term. This Agreement shall become effective as of the Effective Date and, unless earlier terminated under this Agreement, shall continue in full force and effect until the expiry of the Licence Period, subject to Section 11.2.

11.2.

Automatic Renewal For One Further Year.  If either Party wishes this Agreement to expire without automatic renewal for a further year, then it must serve notice on the other to that effect at least ninety (90) days before expiry of the Licence Period.  In the absence of such notice, then this Agreement shall automatically renew for one (1) further year at which point it shall definitively expire unless the Parties mutually agree in writing otherwise.

11.3.

Termination For Breach. Either Party may terminate this Agreement in the event the other Party shall have breached or defaulted in the performance of any of its material obligations hereunder, and such default shall have continued for ninety (90) days after written notice thereof was provided to the breaching Party by the non-breaching Party. Any termination shall become effective at the end of such ninety (90) day period unless the breaching Party (or any other Party on its behalf) has cured any such breach or default prior to the expiration of the ninety (90) day period.

11.4.	Termination For Material Safety Risk. Either Party may terminate the Agreement at any time in the event of a Material Safety Risk associated with the Product.

11.5.

Termination on Insolvency.  Either Party may terminate this Agreement by notice, if, at any time, the other Party (i) suspends payment of its debts or is unable to pay its debts as they fall due or admits inability to pay its debts or is deemed unable to pay its debts or (ii) a resolution is passed, or an order is made, for or in connection with the winding up of that Party (other than for the sole purpose of a scheme for a solvent amalgamation of that Party with one or more other companies or the solvent reorganisation of that Party); or (iii) an order is made for the appointment of an administrator, or if an administrator is appointed over that Party; or (iv) a receiver is appointed over all or any of the assets of that Party; or (v) a creditor or encumbrancer of that Party attaches or takes possession of, or a distress, execution, sequestration or other such process is levied or enforced on or sued against, the whole or any part of the assets of that Party and such attachment or process is not discharged within thirty (30) days; or (vi) any similar insolvency event to any of the foregoing occurs in any jurisdiction; or (vii) that Party suspends or ceases, or threatens to suspend or cease, to carry on all or a substantial part of its business.

11.6.

Notwithstanding the foregoing, in the event of any termination under Section 11.5, ASLAN shall use Commercially Reasonable Efforts to assist BIOGENETICS to put in place suitable practical arrangements to enable BIOGENETICS to continue to exercise its rights under this Agreement, including (without limitation) assisting BIOGENETICS to negotiate in good faith with ASLAN’s head licensor Array BioPharma Inc. (“Array”) a direct licence of the rights for the Licensed Technology in the Territory to BIOGENETICS, on substantially the same terms as are set out in this Agreement, subject to BIOGENETICS covenanting to assure to Array the same obligations (including financial obligations) as it covenants to ASLAN under this Agreement.

12.	EFFECT OF TERMINATION.

12.1.

Accrued Rights, Surviving Obligations. Termination or expiration of the Agreement for any reason shall be without prejudice to any obligations which shall have accrued prior to such termination or expiration, including, without limitation, any and all damages arising from any breach hereunder.

12.2.

Upon any termination of the Agreement, the licence granted to BIOGENETICS in Section 2.1 shall terminate, except and only for long as needed by BIOGENETICS to meet its obligations under this Section 12.

12.3.	Upon any termination of the Agreement for any reason:

a)

BIOGENETICS shall promptly assign and transfer to ASLAN all Regulatory Filings with respect to Products in the Territory that are held or Controlled by or under authority of BIOGENETICS or its Affiliates (including Regulatory Filings obtained by permitted sub-licensees to the extent such sub-licensees’ sublicense(s) do not survive the termination of this Agreement), and shall take such actions and execute such other instruments, assignments and documents as may be necessary to effect the transfer of rights under such Regulatory Filings to ASLAN.  BIOGENETICS shall cause each of its Affiliates and all such sub-licensees whose sublicense(s) do not survive the termination of this Agreement to transfer any such Regulatory Filings to ASLAN if this Agreement terminates.  If applicable laws, rules or regulations prevent or delay the transfer of ownership of a Regulatory Filing to ASLAN, BIOGENETICS shall grant, and does hereby grant, to ASLAN an exclusive and irrevocable right of access and reference to such Regulatory Filing for the Product(s), and shall cooperate fully to make the benefits of such Regulatory Filings available to ASLAN and/or its designee(s).  Within ninety (90) days after notice of such termination, BIOGENETICS shall provide to ASLAN copies of all such Regulatory Filings, and of all preclinical and clinical data (including raw data, original records, investigator reports, both preliminary and final, statistical analyses, expert opinions and reports, safety and other electronic databases) and other Know-How information pertaining to the Product, or the manufacture thereof.  ASLAN shall be free to use and disclose such Regulatory Filings and other items in connection with the exercise of its rights and licences under this Section 12.3.

b)

BIOGENETICS shall grant, and hereby does grant, effective upon the effective date of such termination: (i) an exclusive, worldwide, irrevocable, fully paid-up licence to ASLAN to make, use, sell, offer for sale or import Product(s), under any patent rights owned or Controlled by BIOGENETICS or its Affiliates that: (A) were generated by BIOGENETICS or its Affiliates in connection with the Development or Commercialization of the Product(s) prior to the effective date of such termination, or (B) were otherwise utilized by BIOGENETICS, its Affiliates or permitted sub-licensees in the Development or Commercialization of the Product(s); and (ii) a non-exclusive, worldwide, fully-paid licence to ASLAN under any know-How that: (A) were generated by BIOGENETICS or, its Affiliates in connection with the development or Commercialization of the Product(s) prior to the effective date of such termination, or (B) were otherwise utilized by BIOGENETICS, its Affiliates or such sub-licensees in the development or Commercialization of the Product(s), in case under the preceding sub-clauses (i) and (ii) solely to the extent reasonably necessary for ASLAN to make, use, sell, offer for sale or import Product(s) in the Field; provided, however, if any such patent rights or other Intellectual Property licensed to ASLAN hereunder is subject to payment obligations to a Third Party, BIOGENETICS shall promptly disclose such obligations to ASLAN in writing and such patent rights or other Intellectual Property shall be deemed to be Controlled by BIOGENETICS only if ASLAN agrees in writing to reimburse all amounts owed to such Third Party as a result of ASLAN’s exercise of such licence.

c)

BIOGENETICS shall cause to be assigned, and hereby does assign, to ASLAN all rights in and to any and all trademarks used in connection with the Commercialization of the Product by BIOGENETICS or its Affiliates.  It is understood that such assignment shall not include the name or trademark for BIOGENETICS’ company itself.

d)

If there are any ongoing clinical trials with respect to the Product being conducted by or on behalf of BIOGENETICS, its Affiliates at the time of notice of termination, BIOGENETICS agrees to (i) promptly transition to ASLAN or its designee all of such clinical trials and the activities related to or (ii) terminate such clinical trials; in each case as requested by ASLAN and subject to compliance with applicable laws, rules and regulations.

12.4.

For a) through d) in Section 12.3 above, ASLAN shall be responsible for the reasonable costs of such transition except in the case of a termination of this Agreement by ASLAN pursuant to Section 11.3 or 11.5, in which case BIOGENETICS shall be responsible for such costs.

12.5.

(a) If requested by ASLAN, BIOGENETICS or its Affiliates shall continue to distribute and sell the Products in the Territory, in accordance with the terms and conditions of this Agreement, for a period requested by ASLAN not to exceed six (6) months following the effective date of termination (“Commercialization Wind-Down Period”) provided that ASLAN may terminate this Commercialization Wind-Down Period upon thirty (30) days’ notice to BIOGENETICS.  Notwithstanding any other provision of this Agreement, during this Commercialization Wind-Down Period, BIOGENETICS’ and its Affiliates’ rights with respect to the Products (including the licences granted under Section 2.1) shall be non-exclusive, and ASLAN shall have the right to engage one or more other partner(s) or distributor(s) of the Products in all or part of the Territory.  The Products sold or disposed by BIOGENETICS or its Affiliates during this Commercialization Wind-Down Period shall be subject to royalties under Section 5.3 above.  After the Commercialization Wind-Down Period, BIOGENETICS, and its Affiliates shall not sell the Products or make any representation that, or implying that, they are a continuing licensee of or distributor for ASLAN for the Products.

(b) If ASLAN wishes BIOGENETICS or its Affiliates to terminate to distribute and sell the Products in the Territory without the Wind-Down Period mentioned above, ASLAN or its designee(s) shall purchase all quantities of the Product in BIOGENETICS’ or its Affiliates’ inventory at the price BIOGENETICS actually incurred to purchase the quantities so provided to ASLAN within thirty (30) days after the effective date of termination.

12.6.

BIOGENETICS agrees to fully cooperate with ASLAN and its designee(s) to facilitate a smooth, orderly and prompt transition of the development and Commercialization of Products to ASLAN and/or its designee(s) during the Commercialization Wind-Down Period.  Without limiting the foregoing BIOGENETICS shall, subject to applicable date privacy laws and its relevant contractual confidentiality obligations to Third Parties, promptly provide ASLAN (i) copies of customer lists, customer data and other customer information relating to the Products and (ii) (if applicable) manufacturing information (including protocols for the production, packaging, testing and other manufacturing activities) relating to the Product in BIOGENETICS’ Control, which in each case ASLAN shall have the right to use and disclose for any purpose during this Commercialization Wind-Down Period and thereafter.  Upon request by ASLAN, BIOGENETICS shall transfer to ASLAN all quantities of the Product in its or its Affiliates’ Control (as requested by ASLAN), within thirty (30) days after the end of this Commercialization Wind-Down Period; provided, however, that ASLAN shall reimburse BIOGENETICS for the costs that BIOGENETICS actually incurred to manufacture or purchase the quantities so provided to ASLAN, which in the case BIOGENETICS has manufactured such quantities of Product itself, shall be BIOGENETICS’ fully-burdened manufacturing cost.  If any Product was manufactured by any Third Party for BIOGENETICS, or BIOGENETICS had contracts with vendors which contracts are necessary or reasonably useful for ASLAN to take over responsibility for the Product in the Territory, then BIOGENETICS shall cooperate to the extent reasonably possible and requested in writing by ASLAN, to assign all of the relevant Third-Party contracts to ASLAN, and in any case, BIOGENETICS agrees to cooperate with ASLAN to ensure uninterrupted supply of the Products.  ASLAN shall be responsible for the reasonable costs of such assignment except in the case of a termination of this Agreement by ASLAN pursuant to Section 11.3 or 11.5, in which case BIOGENETICS shall be responsible for such costs.  If BIOGENETICS or its Affiliate manufactured any Product at the time of termination, then BIOGENETICS (or its Affiliate) shall continue to provide for manufacturing of such Product for ASLAN, at  its fully-burdened manufacturing costs therefor, from the date of notice of such termination until such time as ASLAN is able, using diligent efforts to do so but no longer than the expiration of the Commercialization Wind-Down Period, to secure an acceptable alternative commercial manufacturing source from which sufficient quantities of the Product may be procured and legally sold in the Territory.

12.7.

Survival.  Sections 5, 6, 7.11, 9, 10, 12 and 13.11 of this Agreement shall survive expiration or termination of this Agreement for any reason.  With respect to any termination or expiration of this Agreement, all rights and obligations of the Parties under this Agreement shall terminate upon such expiration or termination, except to the extent otherwise provided in this Article 12.

12.8.	Termination is not the sole remedy under this Agreement and, whether or not termination is effected, all other remedies will remain available except as agreed to otherwise herein.

13.	GENERAL

13.1.

Assignment. This Agreement shall not be assignable by either Party to any Third Party hereto without the written consent of the other Party hereto, not to be unreasonably withheld or delayed except to the extent provided in Section 2.5 under this Agreement. If any permitted assignment would result in withholding or other similar taxes becoming due on payments from the assigning Party to the other Party under this Agreement, the assigning Party shall be responsible for all such taxes resulting from such assignment, and the amount of such taxes shall not be withheld or otherwise deducted from any amounts payable to other Party. No assignment and transfer shall be valid and effective unless and until the assignee/transferee agrees in writing to be bound by the provisions of this Agreement. The terms and conditions shall be binding on and inure to the benefit of the permitted successors and assigns of the Parties.

13.2.

Independent status of the Parties. The Parties to this Agreement are independent contractors and agree that the relationship between the Parties shall not constitute a partnership, joint venture or agency. No Party shall have the authority to make any statement, representation or commitment of any kind, or to take any action, which shall be binding on the other Party, without the prior written consent of the other Party.

13.3.

Waiver. No delay or omission by a Party in exercising or availing itself of any right, power or privilege hereunder shall preclude the later exercise of any such right, power or privilege by such Party. No waiver shall be effective unless made in writing with specific reference to the relevant provision(s) of this Agreement and signed by a duly authorized representative of the Party granting the waiver. Waiver by a Party of a breach hereunder by the other Party shall not be construed as a waiver of any succeeding breach of the same or any other provision.

13.4.

Force majeure. Neither Party shall be deemed to be in breach of this Agreement or otherwise liable to the other by reasons of any delay in performance or non-performance of any of its obligations under this Agreement, to the extent that such delay or non-performance is due to any event of force majeure, including without limitation any wars, insurrections, strikes, acts of God, Governmental actions or controls or any other contingency beyond its control. The Party whose performance of obligations has been delayed by force majeure shall use its best efforts to overcome the effect of the force majeure event as soon as possible. The Party affected by the force majeure shall notify immediately to the other Party the existence of the force majeure. The other Party shall have no right to demand indemnity or damages as a result of the force majeure event. If the event of force majeure preventing performance continues for more than six (6) months from the date of notice given pursuant thereto and such suspension of performance would otherwise constitute a material breach under this Agreement, the non-force majeure Party may terminate this Agreement, by giving written notice of termination to the other without liability to any of the Parties, except the obligation to make any payments due up to such date under this Agreement. Termination under this Section 13.4 shall be considered as termination under Section 11.3 provided that no Party shall be entitled to damages or any other legal remedy in connection therewith.

13.5.

Entire Agreement. This Agreement embodies all of the understandings and obligations between the Parties with respect to the subject matter hereof, and supersedes, replaces and cancels all prior agreements or understandings between the Parties with respect to the same.

13.6.	Amendments. No amendments to this Agreement shall be valid unless executed in writing duly authorized signatories of both Parties.

13.7.

Notices. All notices, instructions and other communications hereunder or in connection herewith shall be in writing, shall be sent to the address of the relevant Party set forth below and shall be (a) delivered personally, (b) sent via a reputable international overnight courier service, or (c) sent by facsimile transmission with confirmation by overnight courier. Any such notice, instruction or communication shall be deemed to be delivered by the sending Party in the case of (a) actual receipt, (b) signature of the receipt by the receiving Party and (c) issuance of electronic confirmation of receipt, if transmitted by facsimile (if such transmission is on a Business Day, or otherwise, on the next Business Day following such transmission). Either Party may change its address by giving notice to the other Party in the manner provided above. All notices shall be in English language. Additionally, all information, documents and reports which ASLAN is required to provide or send to BIOGENETICS under this Agreement, and which are not originally in English, shall be sent together with their applicable translation into English.

(a)If to ASLAN:

ASLAN Pharmaceuticals Pte Limited

83 Clemenceau Avenue

#12-03 UE Square

Singapore 239920

Attention: General Counsel

Fax No.: +65 6225 2419

(b)If to BIOGENETICS:

BIOGENETICS CO., LTD

11th Liveplex Tower,

702 Eonju-ro,

Seoul,

Republic of Korea

Attention: Joohoon Ahn / CEO

Fax No.: + 82 2 2622 7799

13.8.

Severability. In the event any portion of this Agreement shall be held illegal, void or ineffective, the remaining portion hereof shall remain in full force and effect and shall not be affected. If any of the terms or provisions of this Agreement are in conflict with any applicable statute or rule of law, then such terms or provisions shall be deemed inoperative to the extent they may conflict therewith and shall be deemed to be modified to conform to such statute or rule of law. However, in case such invalidation or unenforceability injures the rights and interests of either Party, the Parties hereto shall renegotiate the corresponding provisions of this Agreement in good faith.

13.9.

Third-Party beneficiaries. None of the provisions of this Agreement shall be for the benefit of or enforceable by any Third Party including, without limitation, any creditor of any Party hereto. No such Third Party shall obtain any right under any provision of this Agreement or shall by reason of any such provision make any claim in respect of any debt, liability or obligation (or otherwise) against any Party hereto.

13.10.

Governing Law.  This Agreement and any dispute arising from the performance or breach hereof shall be governed, construed and enforced in accordance with the laws of Singapore, without regard or giving effect to the conflicts of law principles thereof. The Parties expressly exclude application of the United Nations Convention for the International Sale of Goods.

13.11.	Dispute Resolution.

(a)

Internal Resolution. Except as otherwise expressly provided herein, in the event of any controversy, claim or other dispute arising out of or relating to any provision of this Agreement or the interpretation, enforceability, performance, breach, termination or validity hereof (a “Dispute”), such Dispute shall be first referred to the Chief Executive Officer (CEO) of each Party or the Person that each of them may delegate (such delegate being a senior director or above), for resolution, prior to proceeding under the following provisions of this Section. For the avoidance of doubt, this internal resolution proceeding shall not and cannot be used by any of the Parties as a way to modify the rights and obligations under the Agreement or as a way to modify the agreements already reached by the Parties as they have been reflected in the Agreement. Any Parties’ resolution under this proceeding shall be resolved in accordance with the terms and conditions of the Agreement and the rights and obligations of the Parties as they are currently reflected in the Agreement. This internal resolution proceeding will be used as the last resort for the Parties to avoid to enter into a dispute to be resolved by the arbitration proceeding below. A Dispute shall be referred to such executives upon any Party providing the other Party with written notice that such Dispute exists, and such executives, or their designees, shall attempt to resolve such Dispute through good faith discussions, each Party acting reasonably, within sixty (60) Business Days of being referred to such executives.

(b)

Arbitration. Except as otherwise agreed in writing, the Parties agree that any Dispute over any matter which has not been resolved following the procedures set out in Section 13.11(a) must be finally resolved through a binding arbitration which the Parties agree to accept in lieu of litigation or other legally available remedies (except for injunctive relief where such relief is necessary to protect a Party from irreparable harm pending the outcome of the arbitration). Any such arbitration shall be settled in Hong Kong International Arbitration Centre (“HKIAC”) in accordance with its Rules of Arbitration by one (1) arbitrator chosen in accordance with said Rules. The arbitration shall be conducted in English and will be held in Hong Kong. The award rendered by HKIAC shall be binding and final upon the Parties.

13.12.

Use of Name. None of the Parties is entitled to use the corporate or commercial name of the other Party, for any advertisement or promotional purposes without the prior written consent of the other Party.

13.13.

Awareness.  In this Agreement when a Party's liability for a statement is limited by the extent of its 'awareness', this shall be construed to mean a level of awareness assuming reasonable enquiries have been made.

13.14.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.	NEW COMMERCIAL ENTITY

14.1.

The Parties acknowledge that ASLAN and BIOGENETICS may wish in the future to establish a new commercial entity (the “Commercial JV Co”) intended to promote the introduction and Commercialization of oncology drugs in the Territory.

14.2.

If the Commercial JV Co is established, the financial and other terms and conditions set out in this Agreement shall be reviewed and discussed by both parties and revised as mutually agreed. However the Parties agree to negotiate in principle that:

(a)	BIOGENETICS shall own a majority stake in the Commercial JV Co;
(b)	ASLAN shall own a minority stake in the Commercial JV Co but shall have board representation; and
(c)

ASLAN shall have a right (but not the obligation) to co-invest at each funding round for the Commercial JV Co at a valuation per share (to be negotiated among ASLAN, BIOGENETICS and where relevant, other investors) applying to other new investors in the Commercial JV in each funding round.

14.3.

Prior to establishing the Commercial JV, ASLAN and BIOGENETICS shall enter into a separate definitive agreement setting forth among others, the ownership structure described in Section 14.2 above, the rights and obligations of ASLAN and BIOGENETICS and other terms.

IN WITNESS WHEREOF, the Parties have executed this Agreement in duplicate originals by their duly authorized representatives as of the date and year first above written.

Each person executing this Agreement on behalf of a Party represents and warrants his / her capacity and authority to do so.

ASLAN PHARMACEUTICALS PTE LTD		BIOGENETICS CO., LTD

By:	/s/ Carl Firth	By:	/s/ Joohoon Ahn
Name:	Carl Firth	Name:	Joohoon Ahn
Title:	CEO	Title:	CEO

Date: 27th February 2019		Date: 27th February 2019

Schedule 1

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Schedule 2

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